Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 26, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Lee and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-263475 and 811-05186_______

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on September 22, 2022. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on August 26, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Moderate Multi-Asset Portfolio (the Target Portfolio), a series of the Registrant, scheduled to be held on November 11, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: Please provide a correspondence letter to the Staff addressing the Staff's comments to the Prospectus/Proxy Statement. In addition, please remove all brackets and confirm the adequacy of the information provided in the Prospectus/Proxy Statement.

Response: The Registrant affirms.

2.Comment: In Question 2 of the Prospectus/Proxy Statement, please consider revising the response to provide a comparison of the size of each of the Target and Acquiring Portfolios.

Response: The Registrant has reviewed the disclosure and respectfully declines to make additional modifications to Question 2.

3.Comment: In Question 4 of the Prospectus/Proxy Statement, please consider revising the question to replace the term "benefit" with "effect" or "impact."

Response: The Registrant has revised the disclosure to replace the references to "benefit" with the term "impact."

4.Comment: Please supplementally confirm that the proposed Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940 (the 1940 Act).

Response: The Registrant affirms that the Reorganization meets the conditions of Rule 17a-8 under the 1940 Act.

5.Comment: In response to Question 5, consider adding disclosure that the estimated costs of the Reorganization do not include brokerage costs.

Response: The Registrant has revised the disclosure to add a cross reference to the section in the Prospectus/Proxy Statement that addresses estimated brokerage and other transaction costs.

6.Comment: In response to Question 7, in lieu of a statement, please revise the response in a chart format.

Response: The Registrant has reviewed the disclosure and believes that the statement that discloses the transaction costs that will be paid by Allianz Global Investors U.S. LLC (AllianzGI) or its affiliates is stated in a concise manner. As such, the Registrant respectfully declines to replace the statement with a chart.

7.Comment: In the "Comparison of Investment Objective and Principal Investment Strategies of the Portfolios" section of the Prospectus/Proxy Statement, please highlight the differences in principal risks, if any, based on risk descriptions. For example, the Acquiring Portfolio is subject to covenant-lite risk and the Target Portfolio is subject to emerging markets risk.

Response: The Registrant has reviewed the disclosure and respectfully submits that the differences in principal risk disclosures is included in the introduction paragraph under "Principal Risks of the Portfolios," which follows the "Comparison of Investment Objective and Principal Investment Strategies of the Portfolios" section of the Prospectus/Proxy Statement.

8.Comment: In the "Comparison of Investment Management Fees and Total Fund Operating Expenses" section of the Prospectus/Proxy Statement, please add disclosure to the "Shareholder Fees" table stating that expenses are not changing as a result of the Reorganization.

Response: The Registrant has revised the disclosure accordingly.

9.Comment: In the Annual Portfolio Operating Expenses table, please review and confirm the information is accurate.

Response: The Registrant has reviewed and revised the disclosure for accuracy.

10.Comment: As it pertains to the Annual Portfolio Operating Expenses for the Reorganization, please clarify why the Acquired Funds Fees and Expenses is 0.07% for the Combined Portfolio and 0.13% for the Acquiring Portfolio

Response: The Registrant has reviewed and updated the Acquired Funds Fees and Expenses for the Combined Portfolio to 0.13%, the same amount as the Acquiring Portfolio.

11.Comment: As it pertains to the Annual Portfolio Operating Expenses for the Reorganization, it appears of the 11-basis points difference between the Target Portfolio and the Acquiring Portfolio's Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement is a

9-basis points fee waiver that will remain in place until June 30, 2023. Please clarify supplementally why this is not included in the narrative and please disclose as needed.

Response: The Registrant confirms that the Target Portfolio's Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement is 0.98%. While the Target Portfolio is subject to a contractual expense cap of 0.89%, the expense cap has only been in place since June 15, 2022. The Registrant submits that the disclosures explain the differences in timing for each contractual fee waiver and expense cap.

12.Comment: In the "Reasons for the Reorganization" section of the Prospectus/Proxy Statement, please clarify why the Repositioning of the Target Portfolio occurred prior to seeking shareholder approval of the Reorganization.

Response: In light of the timing around the disqualification of AllianzGI and the required timing needed to implement the Reorganization, the Manager recommended, and the Board approved, Repositioning the Target Portfolio prior to the Reorganization. The Registrant has revised the disclosure to add this statement.

13.Comment: In the "Reasons for the Reorganization" section of the Prospectus/Proxy Statement, please clarify why AllianzGI's disqualification resulted in the proposal for the Reorganization given the Repositioning of the Target Portfolio occurred on June 30, 2022. Please confirm if the Reorganization is tied to the disqualification of AllianzGI's disqualification. If yes, please disclose in the Prospectus/Proxy Statement and how the Board considered the Reorganization if it was as a result of AllianzGI's disqualification.

Response: The Manager evaluated options in light of AllianzGI's disqualification and determined that Repositioning the Target Portfolio and subsequently merging the Target Portfolio into the Acquiring Portfolio would be in the best interests of Target Portfolio shareholders. As such, the Manager proposed, and the Board approved, Repositioning the Target Portfolio and subsequently merging the Target Portfolio into the Acquiring Portfolio, subject to Target Portfolio shareholder approval of the Agreement and Plan of Reorganization. The Registrant confirms that the Reorganization is tied to the disqualification of AllianzGI. The Registrant has reviewed the "Reasons for the Reorganization" and respectfully submits that the disclosure adequately discloses that the Manager recommended the Repositioning and the Reorganization because AllianzGI would be disqualified from providing advisory services to U.S. registered funds (including the Target Portfolio) after July 26, 2022.

14.Comment: With regard to the first bullet in the "Reasons for the Reorganization" section, please clarify that the first bullet is not the primary reason why the proposal for Reorganization is being made.

Response: The Registrant submits that the bullets, as shown in this section of the Prospectus/Proxy Statement, are not defined in a level of importance. The Registrant respectfully declines to make additional modifications.

15.Comment: With regard to the second bullet in the "Reasons for the Reorganization" section, please enhance disclosure by spelling out what the consequences are with larger net assets.

Response: The Registrant submits that the increased size of the Combined Portfolio is a benefit to Target Portfolio shareholders and that the disclosure is intended to disclose such benefit to Target

Portfolio shareholders, not the consequences. As such, the Registrant respectfully declines to add additional disclosure.

16.Comment: With regard to the fourth bullet in the "Reasons for the Reorganization" section, please enhance disclosure to clearly state that it is unknown what the operating expense ratio will be post the expiration of fee waivers.

Response: The Registrant has revised the disclosure and affirms the statement is accurate from a total gross and net analysis.

17.Comment: As it pertains to the third to last paragraph in the "Reasons for the Reorganization" section, please update the response to Question 4 by summarizing this paragraph around brokerage commissions.

Response: The Registrant has added the above-referenced disclosure.

18.Comment: Please confirm the Manager provided, and the Board considered, information regarding any potential adverse impact to shareholders as a result of the Reorganization.

Response: The Registrant affirms. As stated in the "Reasons for the Reorganization" section, the Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganization.

19.Comment: Please state what costs will not be covered by AllianzGI and who will bear those specific costs not covered by AllianzGI.

Response: The Registrant confirms that AllianzGI will cover all costs associated with the Reorganization. All disclosure in the Prospectus/Proxy Statement has been revised to reflect this statement.

20.Comment: In the "Reasons for the Reorganization" section, please clarify whether keeping the Target Portfolio was one of the courses of action the Board considered.

Response: The Registrant affirms that the Board considered taking no action on the Target Portfolio. The Registrant has added the above-referenced disclosure.

21.Comment: To the extent that the Portfolios pay financial intermediaries pursuant to N-1A Item 8, please include disclosure regarding intermediary compensation, as appropriate.

Response: The Registrant respectfully submits that disclosure regarding financial intermediaries (as required by Item 8 of Form N-1A) is incorporated into the N-14 by reference to the Prospectus. Information regarding financial intermediaries is covered by Item 8 of Form N-1A and Item 5(a) of Form N-14. Form N-14 specifically provides that "a registrant may, if it so elects, incorporate by reference the prospectus, the corresponding SAI, or reports, or any information in the prospectus, the corresponding SAI, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14 of this Form [N-14]." As such, the Registrant submits that incorporation of the Prospectus by reference satisfies the disclosure required by Items 5, 6, and 11 through 14 of Form N-14. Accordingly, no disclosure has been added in response to this comment.

22.Comment: With respect to each Portfolio's principal risk disclosure, the Staff notes that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect each Portfolio. After listing the most significant risks, the remaining risk factors may be alphabetized.

Response: The Registrant has revised the principal risk disclosure.

23.Comment: In the "Management of the Target Portfolio, Acquiring Portfolio and Combined Portfolio" section of the Prospectus/Proxy Statement, consistent with Form N-1A, please include each portfolio manager's title and year of appointment.

Response: The Registrant respectfully submits that the disclosure regarding portfolio managers included their specific names and titles. In addition, the Registrant has revised the disclosure to include the month and year of appointment to the relevant Portfolio.

24.Comment: In the "Additional Information about the Target Portfolio and the Acquiring Portfolio" section of the Prospectus/Proxy Statement, the Registrant highlights the proxy is filed with the Securities and Exchange Commission. In this section, if applicable, please reference the name of the national securities exchange on which the Portfolios are listed and a statement that reports, proxy material and other information regarding the Registrant can be inspected at the exchange.

Response: The Registrant notes that the Acquiring Portfolio's shares will not be listed on an exchange. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

25.Comment: In Exhibit B to the Prospectus/Proxy Statement, please disclose the state and date each Portfolio was organized.

Response: The Registrant has revised the disclosure.

Accounting Comments:

26.Comment: With regard to the fifth bullet in the "Dear Contract Owner" letter, please supplementally explain why the information pertains to a Proforma Hypothetical Portfolio and not the Acquiring Portfolio.

Response: The Registrant confirms that references to the Proforma Hypothetical Portfolio have been revised to state "the Acquiring Portfolio."

27.Comment: Please make sure that all hyperlinks properly link to the filings that are incorporated by reference.

Response: The Registrant confirms the hyperlinks are properly linked to the filings that are incorporated by reference.

28.Comment: As it pertains to Footnote 2 to the Annual Portfolio Operating Expenses for the Reorganization, please remove references to contractual fee waivers and expense caps that are set to expire on June 30, 2023, as they are less than the 1-year period required under Form N-1A. In the alternative, please update the expiration date to June 30, 2024.

Response: The Registrant has updated Footnote 2 to the Annual Portfolio Operating Expenses to reflect the expiration date of June 30, 2024.

29.Comment: As it pertains to the Annual Portfolio Operating Expenses for the Reorganization, please supplementally explain why the Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Combined Portfolio is 0.85% and not 0.87%.

Response: The Registrant has reviewed and updated the Annual Portfolio Operating Expenses to reflect that the Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Combined Portfolio is 0.87%.

30.Comment: As it pertains to the Annual Portfolio Operating Expenses for the Reorganization, please supplementally explain why the Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement for the Target Portfolio is 0.98%, given that there is a contractual expense cap of 0.89%.

Response: The Registrant confirms that the Target Portfolio's Total Annual Portfolio Operating Expenses after Fee Waiver and/or Expense Reimbursement is 0.98%. While the Target Portfolio has a contractual expense cap of 0.89%, the expense cap has only been in place since June 15, 2022. In addition, the Target Portfolio has a contractual fee waiver in the amount of 0.047% that expired on June 14, 2022. As such, since the information is as of June 30, 2022, the expense cap was only in place for 15 days.

31.Comment: In the section "Contractual and Effective Investment Management Fee Rates for the Portfolios", please supplementally explain why the effective management fee rate for the Combined Portfolio is 0.52%.

Response: The Registrant has revised the disclosure and confirms that the effective management fee rate, after fee waivers, for the Combined Portfolio is 0.48%. The Registrant has updated the disclosure and clarified that Effective Management Fee Rate is the rate after waivers have been calculated.

32.Comment: Please confirm that the unaudited financial statements for the Target Portfolio and the Acquiring Portfolio for the six-month period ended June 30, 2022 are incorporated by reference.

Response: The Registrant confirms that the unaudited financial statements for the Target and Acquiring Portfolios for the six-month period ended June 30, 2022 are incorporated by reference.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust